[First Horizon National Corporation Letterhead]

July 27, 2017

Via EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention: Christopher Dunham

Re:	First Horizon National Corporation
Registration Statement on Form S-4 (Reg. No. 333-219052)

Ladies and Gentlemen:

First Horizon National Corporation (“First Horizon”) hereby respectfully requests that the effectiveness under the Securities Act of 1933, as amended (the “Act”), of the above-referenced registration statement on Form S-4 (the “Registration Statement”), as amended, be accelerated to and declared effective by the U.S. Securities and Exchange Commission at 9:00 a.m. Eastern time on July 28, 2017, or as soon thereafter as practicable.

In accordance with the requirements of Rule 461 under the Act, First Horizon hereby confirms that it is aware of its obligations under the Act.

It would be appreciated if as soon as the Registration Statement is declared effective, you would so inform our counsel by calling Mitchell S. Eitel or Abigail M. Yevnin of Sullivan & Cromwell LLP at (212) 558-4960 or (212) 558-7880 respectively.

Sincerely,

/s/ Clyde A. Billings, Jr.

Clyde A. Billings, Jr.

Senior Vice President,
Assistant General Counsel
and Corporate Secretary of
First Horizon National Corporation

cc:	Mitchell S. Eitel, Esq., Abigail M. Yevnin, Esq.
(Sullivan & Cromwell LLP)

Vince Lichtenberger
(Capital Bank Financial Corp.)

Mark F. Veblen, Esq.
(Wachtell, Lipton, Rosen & Katz)